PENNS WOODS BANCORP, INC.
300 Market Street

P.O. Box 967
Williamsport, Pennsylvania 17703-0967

July 14, 2023

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance
Washington, D.C. 20549

Attention: Aisha Adegbuyi

Re:	Penns Woods Bancorp, Inc. Registration Statement on Form S-3 File No. 333-273018

Ladies and Gentlemen:

Penns Woods Bancorp, Inc. (the “Company”) hereby requests that the effective date of the Company’s above-referenced Registration Statement on Form S-3 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective on Tuesday, July 18, 2023, at 2:00 p.m., or as soon as practicable thereafter.

Please contact David W. Swartz, of Stevens & Lee, P.C., at (610) 478-2184 with any questions you may have concerning this request.

Very truly yours,
PENNS WOODS BANCORP, INC.

By:	/s/ Brian L. Knepp
Name:	Brian L. Knepp
Title:	President and Chief Financial Officer

cc: David W. Swartz